1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 18, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F V	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/18/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	Announcement on February 17, 2005: To clarify the media reports on February 17th

Exhibit 99.1

www.umc.com

To clarify the media reports on February 17th

1.	Name of the reporting media: Commercial Times, Economic Daily News, etc.

2.	Date of the report: 2005/02/17

3.	Content of the report: Related articles about UMC under investigation

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

(1)	Was there any employee transfer between UMC group companies and Hejian?

UMC and its associated group companies are independent entities, unrelated to Hejian Technology, which is a Mainland Chinese corporate entity. All of these companies have their own independent regulations and procedures with regards to hiring employees, and UMC and its related enterprises have no means to send employees to work for Hejian. Furthermore, since UMC has no way of tracking its former employees after they have left employment at UMC, there is no accurate way for us to confirm where they are working after UMC.

(2)	Has UMC or any member of its management team made any direct or indirect investment in Hejian?

Neither UMC nor any members of its management team have made any direct or indirect investment in Hejian.

(3)	Has UMC or any of its related group companies directly or indirectly sold equipment to Hejian?

Neither UMC nor any of its related group companies has directly or indirectly sold equipment to Hejian.

(4)	Has UMC or any of its related companies transferred or sold any of its technology patents to Hejian Technology?

Neither UMC nor any of its related companies has transferred or sold any of its technology patents to Hejian Technology. Furthermore, UMC will vigorously defend its patent portfolio from any semiconductor company, including Hejian, that threatens the interest of UMC and its shareholders.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None